

October 29, 2014

Via E-Mail
Mr. Ilia Tomski
President and Chief Executive Officer
Asteriko Corp.
616 Corporate Way, Suite 2-6834
Valley Cottage, NY 10989

> **Re:** **Asteriko Corp.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed October 23, 2014**
> **File No. 333-197692**

Dear Mr. Tomski:

We reviewed the filing and have the comments below.

Summary Financial Information, page 4

1. We note your response to comment 3 in our October 7, 2014 letter; however, we continue to note that your current liabilities do not agree with your audited financial statements. Please revise.

Risks Relating to our Common Stock, page 7

2. Refer to comment 5 in our October 7, 2014 letter. As requested previously, revise the first paragraph "There is no minimum offering…" under this subheading because it does not appear to be part of a defined risk factor. Alternatively, delete the paragraph.

Description of Product or Services, page 19

3. Include in the prospectus the information that you provided us in response to comment 8 in our October 7, 2014 letter.

Competition and Competitive Strategy, page 21

4. Include in the prospectus the information that you provide us in response to comment 9 in our October 7, 2014 letter.

Mr. Ilia Tomski
Asteriko Corp.
October 29, 2014
Page 2

<u>Closing</u>

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via E-mail</u>
        Matheau J.W. Stout, Esq.
        400 East Pratt Street, 8th Floor
        Baltimore, MD 21202